Lilu, Inc I , a series of Wefunder SPV, LLC (the "Company") a Delaware Limited Liability Company

Unaudited Financial Statements

For the Years Ended December 31, 2023 and 2024



Unaudited

Lilu, Inc I , a series of Wefunder SPV, LLC Balance Sheet

As of December 31, 2024
(Unaudited)

Balance Sheet	2024	2023
Assets		
Current Assets:		
Cash and cash equivalents	$0.00	$0.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Total current assets	$0.00	$0.00
Securities	$0.00	$0.00
Property and equipment - net	$0.00	$0.00
Total assets	**$0.00**	**$0.00**
Liabilities and Stockholders Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	$0.00
Other long term liabilities	$0.00	$0.00
Total liabilities	**$0.00**	$0.00
Stockholders' Equity:		
Total value of units issued	$0.00	$0.00
Additional paid-in capital	$0.00	$0.00
Total stockholders' equity:	**$0.00**	$0.00
Total liabilities and stockholders' equity:	**$0.00**	$0.00

Lilu, Inc I , a series of Wefunder SPV, LLC Income Statement

For the Years Ended December 31, 2023 and 2024
(Unaudited)

Income Statement	2024	
Assets		
Current Assets:		
Revenue - net	$0.00	$0.00
Cost of revenue	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Gross profit/loss	**$0.00**	**$0.00**
Operating Expenses	$0.00	$0.00
Operating profit/loss	**$0.00**	**$0.00**
Other income/expense	$0.00	$0.00
Net profit/loss	**$0.00**	**$0.00**

Lilu, Inc I , a series of Wefunder SPV, LLC Statement of Cash Flows

For the Years Ended December 31, 2023 and 2024
(Unaudited)

Statement of Cash Flows	2024	2023
Cash flows from operating activities	$0.00	$0.00
Cash flows from financing activities	$0.00	$0.00
Cash flows from investing activities	($0.00)	$0.00
Cash at beginning of period	**$0.00**	**$0.00**
Net increase/decrease in cash	**$0.00**	**$0.00**
Cash at the end of period	$0.00	$0.00

Lilu, Inc I , a series of Wefunder SPV, LLC Statement of Changes in Equity

For the Years Ended December 31, 2023 and 2024
(Unaudited)

Statement of Changes in Equity	2024	2023
Operating Balance	$0.00	$0.00
Net profit/loss	$0.00	$0.00
Units Issued	0.00	$0.00
Ending Balance	**$0.00**	**$0.00**

Lilu, Inc I , a series of Wefunder SPV, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2024
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1. ORGANIZATION AND PURPOSE

Lilu, Inc I , a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on November 3, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
Lilu, Inc I , a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in Lilu, Inc in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of Lilu, Inc. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

Unaudited

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.